SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-2384

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The TRW Employee Stock Ownership and Savings Plan

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

TRW Inc. 1900 Richmond Road Cleveland, Ohio 44124

Audited Financial Statements and Supplemental
Schedules

The TRW Employee Stock
Ownership and Savings Plan

December 31, 2000 and 1999

Plan Number: 027

Plan Sponsor
TRW Inc.

Employer Identification Number: 34-0575430

Plan Administrator
TRW Inc.

Report of Independent Auditors

Board of Administration
The TRW Employee Stock Ownership
      and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at the end of year as of December 31, 2000, and the schedule of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

April 27, 2001

Cleveland, Ohio

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2000

	TRW Stock Fund

			Putnam
	Participant	Non-Participant	S&P 500
	Directed	Directed	Index Fund

Assets

Investments:

TRW Common Stock	$349,359,922	$481,725,186

Putnam S&P 500 Index Fund			$662,436,491

Guaranteed investment contracts

Putnam Small Company Equity Fund

Putnam Income Fund

PBHG Emerging Growth Fund

Bernstein International Value Portfolio II

Putnam Investors Fund

George Putnam Fund of Boston

Putnam International Growth Fund

Pimco Total Return Fund

Putnam Vista Fund

Fidelity Magellan Fund

Putnam Money Market Fund

DLJDirect Securities Account
Putnam Bond Index Fund

Participant loans receivable

Cash

Receivable for investments sold			2,089,936

Interest and dividends receivable			573,654

Receivable from other funds	150,057

Total assets	349,509,979	481,725,186	665,100,081

Liabilities

Accrued expenses	28,343	20,524	149,693

Payable for securities purchased			1,971,026

Total liabilities	28,343	20,524	2,120,719

Net assets available for benefits	$349,481,636	$481,704,662	$662,979,362

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Putnam Small
	Primco Stable	Company	Putnam
	Value Fund	Equity Fund	Income Fund

Assets

Investments:

TRW Common Stock

Putnam S&P 500 Index Fund

Guaranteed investment contracts	$422,213,090

Putnam Small Company Equity Fund		$152,709,997

Putnam Income Fund			$ –

PBHG Emerging Growth Fund

Bernstein International Value Portfolio II

Putnam Investors Fund

George Putnam Fund of Boston

Putnam International Growth Fund

Pimco Total Return Fund

Putnam Vista Fund

Fidelity Magellan Fund

Putnam Money Market Fund

DLJDirect Securities Account

Putnam Bond Index Fund

Participant loans receivable

Cash		44,500

Receivable for investments sold	524,733	2,416,773

Interest and dividends receivable		107,984

Receivable from other funds	108,339

Total assets	422,846,162	155,279,254

Liabilities

Accrued expenses	118,909	42,566

Payable for securities purchased	573,257	551,139

Total liabilities	692,166	593,705

Net assets available for benefits	$422,153,996	$154,685,549	$ –

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PBHG	Bernstein
	Emerging	International	Putnam	George Putnam
	Growth Fund	Value Portfolio II	Investors Fund	Fund of Boston

Assets

Investments:

TRW Common Stock

Putnam S&P 500 Index Fund

Guaranteed investment contracts

Putnam Small Company Equity Fund

Putnam Income Fund

PBHG Emerging Growth Fund	$86,110,495

Bernstein International Value Portfolio II		$28,261,160

Putnam Investors Fund			$146,854,131

George Putnam Fund of Boston				$–

Putnam International Growth Fund

Pimco Total Return Fund

Putnam Vista Fund

Fidelity Magellan Fund

Putnam Money Market Fund

DLJDirect Securities Account

Putnam Bond Index Fund

Participant loans receivable

Cash

Receivable for investments sold

Interest and dividends receivable

Receivable from other funds

Total assets	86,110,495	28,261,160	146,854,131

Liabilities

Accrued expenses	7,608	1,746	10,490

Payable for securities purchased

Total liabilities	7,608	1,746	10,490

Net assets available for benefits	$86,102,887	$28,259,414	$146,843,641	$–

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information (continued)

December 31, 2000

	Putnam
	International	Pimco Total	TRW
	Growth Fund	Return Fund	Balanced Fund

Assets

Investments:

TRW Common Stock

Putnam S&P 500 Index Fund			$26,776,877

Guaranteed investment contracts

Putnam Small Company Equity Fund

Putnam Income Fund

PBHG Emerging Growth Fund

Bernstein International Value Portfolio II

Putnam Investors Fund

George Putnam Fund of Boston

Putnam International Growth Fund	$11,713,947

Pimco Total Return Fund		$47,513,681

Putnam Vista Fund

Fidelity Magellan Fund

Putnam Money Market Fund

DLJDirect Securities Account

Putnam Bond Index Fund			17,851,252

Participant loans receivable

Cash

Receivable for investments sold

Interest and dividends receivable

Receivable from other funds		127,449

Total assets	11,713,947	47,641,130	44,628,129

Liabilities

Accrued expenses	639	2,516	2,720

Payable for securities purchased

Total liabilities	639	2,516	2,720

Net assets available for benefits	$11,713,308	$47,638,614	$44,625,409

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Putnam
		Fidelity	Money
	Putnam	Magellan	Market
	Vista Fund	Fund	Fund

Assets

Investments:

TRW Common Stock

Putnam S&P 500 Index Fund

Guaranteed investment contracts

Putnam Small Company Equity Fund

Putnam Income Fund

PBHG Emerging Growth Fund

Bernstein International Value Portfolio II

Putnam Investors Fund

George Putnam Fund of Boston

Putnam International Growth Fund

Pimco Total Return Fund

Putnam Vista Fund	$29,434,659

Fidelity Magellan Fund		$18,305,954

Putnam Money Market Fund			$3,873,329

DLJDirect Securities Account

Putnam Bond Index Fund

Participant loans receivable

Cash

Receivable for investments sold

Interest and dividends receivable

Receivable from other funds		4,532	132,240

Total assets	29,434,659	18,310,486	4,005,569

Liabilities

Accrued expenses	1,758	971

Payable for securities purchased

Total liabilities	1,758	971

Net assets available for benefits	$29,432,901	$18,309,515	$4,005,569

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Brokerage	Loan
	Gateway	Fund	Total

Assets

Investments:

TRW Common Stock			$831,085,108

Putnam S&P 500 Index Fund			689,213,368

Guaranteed investment contracts			422,213,090

Putnam Small Company Equity Fund			152,709,997

Putnam Income Fund			–

PBHG Emerging Growth Fund			86,110,495

Bernstein International Value Portfolio II			28,261,160

Putnam Investors Fund			146,854,131

George Putnam Fund of Boston			–

Putnam International Growth Fund			11,713,947

Pimco Total Return Fund			47,513,681

Putnam Vista Fund			29,434,659

Fidelity Magellan Fund			18,305,954

Putnam Money Market Fund			3,873,329

DLJDirect Securities Account	$18,098,091		18,098,091

Putnam Bond Index Fund			17,851,252

Participant loans receivable		$56,369,752	56,369,752

Cash			44,500

Receivable for investments sold			5,031,442

Interest and dividends receivable			681,638

Receivable from other funds			522,617

Total assets	18,098,091	56,369,752	2,565,888,211

Liabilities

Accrued expenses			388,483

Payable for securities purchased			3,095,422

Total liabilities			3,483,905

Net assets available for benefits	$18,098,091	$56,369,752	$2,562,404,306

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 1999

	TRW Stock Fund

			Putnam
	Participant	Non-Participant	S&P 500	Primco Stable
	Directed	Directed	Index Fund	Value Fund

Assets

Investments:

TRW Common Stock	$378,560,209	$660,439,454

Putnam Income Fund

PBHG Emerging Growth Fund

Bernstein International Value Portfolio

Putnam Investors Fund

George Putnam Fund of Boston

Putnam S&P 500 Index Fund			$866,910,952

Putnam Small Company Equity Fund

Guaranteed investment contracts				$502,627,561

Participant loans receivable

Cash			514,122

Receivable from TRW

Receivable for investments sold			72,078

Receivable for portfolio shares issued			1,941,818	269,118

Interest and dividends receivable			770,957	2,592,276

Receivable from other funds	6,938			1,154,624

Receivable for futures			50,150

Total assets	378,567,147	660,439,454	870,260,077	506,643,579

Liabilities

Accrued expenses	22,292	39,629	178,370	133,080

Payable for securities purchased			263,014

Payable for portfolio shares redeemed			287,786	814,777

Total liabilities	22,292	39,629	729,170	947,857

Net assets available for benefits	$378,544,855	$660,399,825	$869,530,907	$505,695,722

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Small		PBHG	Bernstein
	Company	Putnam	International	International
	Equity Fund	Income Fund	Growth Fund	Value Portfolio II

Assets

Investments:

TRW Common Stock

Putnam Income Fund		$42,930,612

PBHG Emerging Growth Fund			$54,766,148

Bernstein International Value Portfolio				$34,338,870

Putnam Investors Fund

George Putnam Fund of Boston

Putnam S&P 500 Index Fund

Putnam Small Company Equity Fund	$166,712,922

Guaranteed investment contracts

Participant loans receivable

Cash	200,297

Receivable from TRW	746,535

Receivable for investments sold

Receivable for portfolio shares issued

Interest and dividends receivable	133,359

Receivable from other funds

Receivable for futures	65,637

Total assets	167,858,750	42,930,612	54,766,148	34,338,870

Liabilities

Accrued expenses	41,627	2,708	1,972	1,895

Payable for securities purchased

Payable for portfolio shares redeemed	70,760

Total liabilities	112,387	2,708	1,972	1,895

Net assets available for benefits	$167,746,363	$42,927,904	$54,764,176	$34,336,975

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam	George Putnam
	Investors Fund	Fund of Boston	Loan Fund	Total

Assets

Investments:

TRW Common Stock				$1,038,999,663

Putnam Income Fund				42,930,612

PBHG Emerging Growth Fund				54,766,148

Bernstein International Value Portfolio				34,338,870

Putnam Investors Fund	$191,053,304			191,053,304

George Putnam Fund of Boston		$55,735,698		55,735,698

Putnam S&P 500 Index Fund				866,910,952

Putnam Small Company Equity Fund				166,712,922

Guaranteed investment contracts				502,627,561

Participant loans receivable			$61,552,113	61,552,113

Cash				714,419

Receivable from TRW				746,535

Receivable for investments sold				72,078

Receivable for portfolio shares issued				2,210,936

Interest and dividends receivable				3,496,592

Receivable from other funds				1,161,562

Receivable for futures				115,787

Total assets	191,053,304	55,735,698	61,552,113	3,024,145,752

Liabilities

Accrued expenses	9,628	3,619		434,820

Payable for securities purchased				263,014

Payable for portfolio shares redeemed				1,173,323

Total liabilities	9,628	3,619		1,871,157

Net assets available for benefits	$191,043,676	$55,732,079	$61,552,113	$3,022,274,595

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2000

	TRW Stock Fund

			Putnam		Putnam Small
	Participant	Non-Participant	S&P 500	Primco Stable	Company
	Directed	Directed	Index Fund	Value Fund	Equity Fund

Investment income:

Dividends	$10,434,909	$16,749,970

Interest				$28,643,715

Total investment income	10,434,909	16,749,970		28,643,715

Contributions from TRW Inc.		49,511,014

Contributions from participants	24,927,509		$40,109,804	19,829,848	$15,684,033

Net appreciation (depreciation) in fair value of investments	(82,078,551)	(161,705,235)	(69,756,997)		(9,669,066)

Transfers from other funds	215,498,047		80,407,032	247,837,967	43,098,863

Transfer from other plan				247,256

Interest income on participant loans	1,343,168		1,253,651	896,258	402,415

Participant loan disbursements

Participant loan repayments	6,135,401		6,296,506	4,381,432	2,026,766

Other		543		157,794

	176,260,483	(95,443,708)	58,309,996	301,994,270	51,543,011

Less:

Distributions	28,696,718	75,225,441	70,928,159	74,389,969	16,323,326

Excess contributions			2,025	4,142

Participant loan defaults

Participant loan repayments

Participant loan disbursements	6,529,405		6,009,326	4,577,044	2,081,399

	35,226,123	75,225,441	76,939,510	78,971,155	18,404,725

Administrative expenses	198,380	143,654	88,464	136,643	58,274

Transfers to other funds	169,899,199	7,882,360	187,833,567	306,428,198	46,140,826
Transfers to other plans

	205,323,702	83,251,455	264,861,541	385,535,996	64,603,825

Increase (decrease) in net assets for the year	(29,063,219)	(178,695,163)	(206,551,545)	(83,541,726)	(13,060,814)

Net assets available for benefits at beginning of year	378,544,855	660,399,825	869,530,907	505,695,722	167,746,363

Net assets available for benefits at end of year	$349,481,636	$481,704,662	$662,979,362	$422,153,996	$154,685,549

[Additional columns below]

[Continued from above table, first column(s) repeated]

		PBHG	Bernstein
	Putnam	Emerging	International	Putnam	George Putnam
	Income Fund	Growth Fund	Value Portfolio II	Investors Fund	Fund of Boston

Investment income:

Dividends	$1,364,007	$7,154,591	$4,609,870	$2,422,128	$989,670

Interest

Total investment income	1,364,007	7,154,591	4,609,870	2,422,128	989,670

Contributions from TRW Inc.

Contributions from participants	2,221,914	13,793,488	4,334,292	21,041,875	3,242,924

Net appreciation (depreciation) in fair value of investments	(566,835)	(47,509,940)	(5,462,405)	(35,574,486)	(812,351)

Transfers from other funds	18,267,479	195,413,628	13,021,402	70,274,704	9,061,977

Transfer from other plan	105,324			1,125,204	590,999

Interest income on participant loans	48,574	365,931	88,729	471,720	65,632

Participant loan disbursements

Participant loan repayments	293,326	1,917,272	410,658	2,466,437	344,178

Other

	21,733,789	171,134,970	17,002,546	62,227,582	13,483,029

Less:

Distributions	2,231,357	9,686,602	3,253,930	19,777,484	2,727,679

Excess contributions

Participant loan defaults

Participant loan repayments

Participant loan disbursements	251,727	1,580,155	420,343	1,960,594	277,304

	2,483,084	11,266,757	3,674,273	21,738,078	3,004,983

Administrative expenses	4,749	38,584	10,225	57,996	5,718

Transfers to other funds	62,173,860	128,490,918	19,395,609	84,631,543	66,204,407
Transfers to other plans

	64,661,693	139,796,259	23,080,107	106,427,617	69,215,108

Increase (decrease) in net assets for the year	(42,927,904)	31,338,711	(6,077,561)	(44,200,035)	(55,732,079)

Net assets available for benefits at beginning of year	42,927,904	54,764,176	34,336,975	191,043,676	55,732,079

Net assets available for benefits at end of year	$–	$86,102,887	$28,259,414	$146,843,641	$–

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)

Year Ended December 31, 2000

	Putnam
	International	Pimco Total	TRW	Putnam	Fidelity
	Growth Fund	Return Fund	Balanced Fund	Vista Fund	Magellan Fund

Investment income:

Dividends	$971,385	$1,388,173		$6,256,009	$289,166

Interest

Total investment income	971,385	1,388,173		6,256,009	289,166

Contributions from TRW Inc.

Contributions from participants	767,804	1,928,070	$2,167,333	1,949,164	1,859,893

Net appreciation (depreciation) in fair value of investments	(2,102,670)	1,724,300	(979,061)	(12,410,477)	(2,450,957)

Transfers from other funds	14,166,807	53,784,449	53,120,184	42,629,525	22,406,918

Transfer from other plan

Interest income on participant loans	15,965	51,488	63,071	44,505	36,930

Participant loan disbursements

Participant loan repayments	79,775	251,767	288,003	205,292	178,815

Other

	13,899,066	59,128,247	54,659,530	38,674,018	22,320,765

Less:

Distributions	133,940	2,452,992	2,546,241	383,006	186,137

Excess contributions

Participant loan defaults

Participant loan repayments

Participant loan disbursements	41,691	387,082	212,600	108,695	129,283

	175,631	2,840,074	2,758,841	491,701	315,420

Administrative expenses	1,340	7,826	8,385	3,604	2,408

Transfers to other funds	2,008,787	8,641,733	7,266,895	8,745,812	3,693,422

Transfers to other plans

	2,185,758	11,489,633	10,034,121	9,241,117	4,011,250

Increase (decrease) in net assets for the year	11,713,308	47,638,614	44,625,409	29,432,901	18,309,515

Net assets available for benefits at beginning of year	–	–	–	–	–

Net assets available for benefits at end of year	$11,713,308	$47,638,614	$44,625,409	$29,432,901	$18,309,515

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Money	Brokerage
	Market Fund	Gateway	Loan Fund	Total

Investment income:

Dividends	$128,993	$55,674		$52,814,545

Interest				28,643,715

Total investment income	128,993	55,674		81,458,260

Contributions from TRW Inc.				49,511,014

Contributions from participants				153,857,951

Net appreciation (depreciation) in fair value of investments		(8,527,887)		(437,882,618)

Transfers from other funds	41,426,560	37,247,625		1,157,663,167

Transfer from other plan				2,068,783

Interest income on participant loans				5,148,037

Participant loan disbursements			$24,566,648	24,566,648

Participant loan repayments				25,275,628

Other		122	16,045	174,504

	41,555,553	28,775,534	24,582,693	1,061,841,374

Less:

Distributions	1,396		561,988	309,506,365

Excess contributions				6,167

Participant loan defaults			3,660,043	3,660,043

Participant loan repayments			25,275,628	25,275,628

Participant loan disbursements				24,566,648

	1,396	–	29,497,659	363,014,851

Administrative expenses				766,250

Transfers to other funds	37,548,588	10,677,443		1,157,663,167

Transfers to other plans			267,395	267,395

	37,549,984	10,677,443	29,765,054	1,521,711,663

Increase (decrease) in net assets for the year	4,005,569	18,098,091	(5,182,361)	(459,870,289)

Net assets available for benefits at beginning of year	–	–	61,552,113	3,022,274,595

Net assets available for benefits at end of year	$4,005,569	$18,098,091	$56,369,752	$2,562,404,306

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

A. Description of the Plan

The following description of The TRW Employee Stock Ownership and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the plan’s provisions.

Participation in the Plan is available to substantially all domestic employees of TRW who have been employed for at least three months. The Plan is governed by the Internal Revenue Code and related legislation.

Participant Contributions

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a before-tax basis by way of salary reduction; such contributions are made in increments of one percent of qualifying compensation and could not exceed $10,500 in 2000. Participants may also elect to contribute, in increments of one percent, up to 10% of qualifying compensation on an after-tax basis. The combined contribution cannot exceed 22% of their qualifying compensation. Participants can make unlimited contribution percentage changes per month. Annual contributions to a participant’s account (including before-tax, after-tax and TRW matching contributions) and to any other defined contribution plan are limited to the lesser of $30,000 or 25% of the participant’s annual compensation reduced by the amount of before-tax contributions.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1% percent, in one or more of the fourteen investment funds. Fund elections may be changed at any time.

TRW Contributions

TRW contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant’s before-tax contributions to a maximum of three percent of each participant’s qualifying compensation. Participants immediately vest in the TRW contributions. All TRW matching contributions are invested in the TRW Stock Fund. TRW contributions always remain in the TRW Stock Fund and may not be transferred, except under special circumstances. TRW contributions may be in the form of cash or treasury or authorized and unissued shares of TRW Common Stock. TRW Common Stock contributed is to be valued by any reasonable method selected by TRW.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

The amount and type of TRW contributions are summarized as follows:

2000

TRW Common Stock	$30,472,851

Cash	19,038,163

$49,511,014

Withdrawals and Distributions

Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum except a participant whose account balance exceeds $5,000 may defer such payments until he or she reaches age 70. Participants receive the value of their TRW shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participants who have attained age 55 as of the end of the preceding fiscal year-end and commenced participation in the Plan at least ten years prior may elect, within an election period during each of the succeeding six consecutive plan years, to receive a special ESOP distribution or may transfer the applicable amount to one or more investment funds under the Plan. The number of shares eligible for the annual election is 50% of the total number of shares of TRW common stock attributable to TRW matching contributions made after 1986, less the equivalent number of shares distributed as a result of any prior ESOP election, as determined on the preceding December 31.

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their before-tax contributions, but such borrowings in the aggregate cannot exceed 50% of a participant’s total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus one percent) and the repayment period cannot be less than one year or more than five years.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Other

Although it has not expressed any intent to do so, TRW reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant’s account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Stock Savings Plan’s Participant Service Center and the Plan’s website, and annual prospectus for a more complete description of the Plan’s provisions.

B. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. Investments in common trust funds investing in short-term fixed income obligations have a market value approximating cost. The participant loans are valued at their outstanding balances which approximate fair value.

All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 2000 and 1999, approximately $26 and $54 million was invested in general account assets, $124 and $129 million in separate account assets, and $272 and $320 million in assets owned by the Plan, respectively. The weighted average yield (excluding administrative expenses) for all investment contracts was 6.19% and 5.89% in 2000 and 1999, respectively. The crediting interest rate for all investment contracts was 6.55% at December 31, 2000 and 6.32% at December 31, 1999.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 1999 financial statement have been reclassified to conform to the 2000 presentation.

C. Investments

During the year ended December 31, 2000, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net
Appreciation
(Depreciation) in
Fair Value of
Investments

Common stock	$(250,806,924)

Common trust funds	(80,405,124)

Shares of registered investment companies	(106,679,978)

Bonds, notes, and other	9,408

$(437,882,618)

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

C. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31

	2000	1999

TRW Inc. Common Stock	$831,085,108	$1,038,999,663

Putnam S&P 500 Index Fund	689,213,368	866,910,952

Putnam Small Company Equity Fund	152,709,997	166,712,922

Putnam Investors Fund		191,053,304

Investments within the DLJDirect Securities Account, as of December 31, 2000, consisted of $14,070,956 of stocks – common and preferred, $3,491,773 of shares of registered investment companies, and $535,362 of bonds and notes.

D. Administrative Expenses

Generally, trustee and custodian fees, investment manager fees, brokerage fees, and other fund-related expenses are charged back to the funds for which the expenses are incurred. The charges to audit the Plan, the administrative expenses of operating the Plan, and any other charges that cannot be directly related to a specific fund will be charged back to the funds on a quarterly basis in proportion to the ratio of the net asset value of each fund to the value of all funds invested in the Plan as of the previous quarter-end.

E. Federal Income Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

F. Transactions with Parties-in-Interest

Party-in-interest transactions include the purchase and sale of investments managed by the Plan’s Trustee, Putnam Investments and any transactions with TRW stock.

Putnam Investments managed assets of the Plan of $1,051,651,669 and $1,323,343,488 as of December 31, 2000 and 1999, respectively. There were no trustee fees paid in cash to Putnam in 2000.

There were no party-in-interest transactions which were prohibited under Department of Labor Regulations.

G. Transfer of Assets from Other Plans

On December 24, 1997, TRW purchased BDM International, Inc. (BDM). BDM had an existing 401(k) plan which was merged into the Plan effective January 1, 1999. On January 6, 2000, assets from IG Systems, a separate 401(k) plan associated with the BDM purchase, were merged into the Plan. The transfer of IG Systems’ assets of $2,068,783 is shown on the financial statements as “Transfer from Other Plan.”

Employee rollover contributions of $9,589,425 were made in 2000 from other plans. These contribution amounts are contained in the contribution amounts for each of the respective funds.

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year

December 31, 2000

Number of				Current
Shares		Description	Cost	Value

		Stocks – Common and Preferred

21,447,357	*	TRW Inc. Common Stock	$641,744,054	$831,085,108

200		24 / 7 Media Inc		106

1,600		3 Do Co		4,192

200		360networks Inc		2,536

2,365		3com Corp		20,103

75		3d Sys Corp		905

3,173		3dfx Interactive Inc		793

175		A C L N Ltd		3,925

800		Aastrom Biosciences Inc		648

400		About.Com Inc		10,772

315		Accelerated Networks Inc		866

1,000		Accord Advanced Technologies Inc		10

200		Aclara Biosciences Inc		2,174

82		Act Mfg Inc		1,286

160		Adams Express Co		3,360

1,570		Adc Telecommunctns Inc		28,448

200		Adept Technology Inc		2,900

400		Adobe Systems Inc		23,272

1005		Advanced Communications Technologies Inc		673

300		Advanced Digital Info Corp		6,900

1,000		Advanced Fibre Communications Inc		18,060

657		Advanced Micro Devices Inc		85,028

500		Advanced Optics Electronics Inc		95

500		Advanced Tissue Sciences Inc		1,480

11,000		Advanced Viral Resh Corp		3,520

900		Aes Corp		49,833

43		Aether Systems Inc		1,690

200		Affymetrix Inc		14,874

1,027		Agilent Technologies Inc		56,228

200		Akamai Technologies Inc		4,212

200		Albertsons Inc		5,300

400		Alcatel – Spons ADR		22,372

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

100	Alpha Inds Inc		3,781

1,000	Altair Intl Inc		1,430

617	Altera Corp		16,233

1,100	Altigen Communications Inc		1,100

200	Alza Corporation		8,500

210	Allaire Corp		1,056

400	Alliance Fiber Opticprods Inc		2,400

30	Alliance Semiconductor Corp		339

500	Allstate Corp		21,780

3,293	Amazon.Com Inc		51,042

875	America Online Inc		30,450

150	America Online Latinamer Inc		402

350	American Communications Enterprises Inc		35

88	American Express Company		4,834

1,000	American Jewelry Corp		10

423	American Power Conversion Corp		5,207

1,000	American Residential Invt Tr		2,180

450	Ameripath Inc		11,250

135	Ames Department Stores Inc		193

782	Amgen Inc		49,993

100	Amkor Technology Inc		1,556

680	Amtech Sys Inc		5,182

275	Anadigics Inc		4,502

315	Analog Devices Inc		16,122

700	Answerthink Inc		2,534

939	Ants Software.Com		2,535

5,241	Apple Computer Inc		77,619

200	Applera Corp – Applied Biosystems Group		18,812

295	Applera Corp – Celera Genomics Group		10,655

3,518	Applied Materials Inc		134,317

4,059	Applied Micro Circuits Corp Cdt		305,440

500	Applied Signal Technology Inc		2,545

50	Aptimus Inc		38

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

180	Ariba Inc		9,652

600	Armstrong World Inds Inc – preferred		3,000

500	Asiacontent.Com Ltd		155

750	At Home Corp		4,148

4,589	AT&T Corp		79,160

1,525	Ati Technologies Inc		8,662

5,698	Atmel Corp		66,211

600	Audiovox Corp		5,400

5,000	Aura Systems Inc		1,550

200	Autodesk Inc		5,374

1,000	Autoimmune Inc		1,500

91	Avanex Corp		5,415

100	Avanir Pharmacuticals		512

150	Avant Immunotherapeutics Inc		1,031

564	Avaya Inc		5,815

1,000	Avery Communications Inc		780

430	Avici Sys Inc		10,587

200	Avocent Corp		5,400

1,340	Bank Of America		61,466

25	Bank One Corp		916

38	Bard C R Inc		1,769

1,500	Be Free Inc		3,180

750	Be Inc		563

143	Bea Sys Inc		9,625

800	Bei Technologies Inc		9,296

150	Bell Microproducts Inc		2,380

420	Best Buy Company Inc		12,415

16,700	Bifs Technologies Corp		1,837

600	Bio Technology General Corp		4,272

130	Biogen Inc		7,808

200	Biosante Pharmaceuticals Inc		132

54	Biosite Diagnostics Inc		2,183

9,000	Biotech Hldgs Ltd		1,530

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

100	Biotech Hldrs Tr Depositary Rcpts		17,031

1,000	Birmingham Steel Crp		1,000

20	Bisys Group Inc		1,045

50	Black Box Corp		2,413

200	Blue Zone Inc		242

200	Bluefly Inc		92

2,500	Bmc Inds Inc		12,175

1,530	Bmc Software Inc.		21,313

684	Bookham Technology Plc – Spons ADR		9,405

2,000	Bradlees Inc		420

300	Bristol-Myers Squibbco		22,179

2,000	Broadband Wireless Intl Corp		160

1,000	Broadbase Software Inc		6,250

2,613	Broadcom Corp		219,649

1,922	Broadvision Inc		22,699

344	Brocade Communications Sys Inc		31,562

50	Brooks Automation Inc		1,400

100	Buckeye Partners		2,887

200	Cable Wireless Plc – Spons ADR		7,974

500	California Amplifierinc		4,625

700	Calpine Corp		31,542

100	Callaway Golf Co		1,862

100	Cambridge Heart Inc		237

500	Cannondale Corp		1,810

50	Capstone Turbine Corp		1,400

250	Carnival Corp		7,703

1,000	Catalyst Semiconductor Inc		3,810

472	Caterpillar Inc		22,330

100	Cbrl Group Inc		1,818

500	Cellpoint Inc		4,875

1,000	Cendant Corp		9,620

168	Central Secs Corp		4,746

800	Cepheid		6,744

557	Ciena Corp		45,396

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

300	Circuit City Stores Inc-Circuit City Group		3,450

11,184	Cisco Systems Inc		427,788

115	Citigroup Inc		5,872

300	Citrix Systems Inc		6,750

800	Cke Restaurants Inc		2,200

200	Clarent Corp		2,286

100	Clorox Co		3,550

3,961	Cmgi Inc		22,142

300	Cnet Networks Inc		4,800

300	Coastal Corp		26,493

100	Coca-Cola Company		6,093

100	Cognex Corp		2,200

75	Cognos Inc		1,392

500	Com 21 Inc		2,340

225	Comdisco Inc		2,572

4,644	Commerce One Inc		117,540

60	Commscope Inc		994

1,010	Compaq Computer Corp		15,201

20	Computer Associates International Inc		390

100	Computer Sciences Corp		6,012

80	Computerized Thermal Imaging Inc		120

50	Compuware Corp		313

300	Comverse Technology Inc		32,586

100	Concord Efs Inc		4,387

950	Concur Technologies Inc		1,007

500	Conductus Inc		2,590

4,621	Conexant Sys Inc		70,470

1,600	Conseco Inc		21,088

100	Consol Energy Inc		2,793

200	Constellation Brands Inc		11,750

2,631	Copper Mtn Metworks Inc		15,444

300	Corecomm Ltd		1,479

75	Corel Corp		119

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

3,880	Corning Inc		204,903

70	Cor-Therapeutics Inc		2,458

335	Corvis Corp		7,956

25	Cosine Communications Inc		347

475	Costco Whsl Corp		18,967

6,407	Covad Communications Group Inc		10,379

200	Cp Clare Corp		656

100	Credence Systems Corp		2,318

520	Cree Inc		18,460

260	Crossroads Sys Inc		1,217

2,000	Cryomedical Sciences Inc		1,000

499	Cybear Group		185

5,051	Cyber Group Network Corp		455

5,100	Cyber.Care Inc		10,659

440	Cygnus Inc		2,143

300	Cymer Inc		7,704

225	Cypress Semiconductor Corp		4,428

1,100	Charles Schwab Corp		31,207

3,880	Charter Communications Inc		87,998

65	Chase Corp		650

350	Chase Manhattan Corp		15,901

854	Check Point Software Tech		114,060

25	Checkpoint Sys Inc		186

70	Cheese Cake Factory Inc		2,682

450	Chesapeake Energy Corp		4,554

50	Chicos Fas Inc		1,028

1,000	Childrens Place Retail Stores Inc		20,180

100	China.Com Corp		443

370	Christopher & Banks Corp		10,453

2,500	Chromatics Color Sciences Intl		925

200	Chromavision Med Sys Inc		524

200	Daimlerchrysler Ag Stuttgart		8,240

150	Dallas Semiconductor Corp		3,843

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

270	Dana Corp		4,134

500	Data Critical Corp		1,250

3,000	Datalink.Net Inc		6,360

200	Delphi Automotive Sys Corp		2,250

3,842	Dell Computer Corp		66,966

200	Dense-Pac Microsystems Inc		400

60	Diamond Offshore Drilling Inc		2,400

500	Diamonds Tr Unit		53,390

500	Digital Island Inc		2,030

577	Digital Lightwave Inc		18,245

1,000	Digital Pwr Corp		1,680

1,565	Diodes Inc		16,229

275	Disney Walt Company Holding Co		7,956

100	Display Technologies Inc Co		18

719	Ditech Communications Corp Co		11,590

1,600	Doubleclick Inc		17,488

5,650	Drkoop.Com Inc		1,017

1,060	Dsl.Net Inc		562

46	Dst Systems Inc		3,082

597	Du Pont E I De Nemours & Company		28,841

400	Dwyer Group Inc		748

200	Dynegy Inc		11,212

1,600	E Digital Corp		2,640

500	E Stamp Corp		75

850	E Trade Group Inc		6,265

1,400	Earthlink Inc		7,042

2,600	Earthshell Corp		3,250

250	Eastman Kodak Co		9,843

2,000	Eb2b Comm Inc		1,500

450	Ebay Inc		14,819

15,000	Econnect		4,500

400	Echelon Corp		6,424

150	Efficient Networks Inc		2,138

500	El Paso Energy Corp		35,810

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

1,150	Elantec Semiconductors Inc		31,913

45	Electro Scientific Inds Inc		1,257

500	Eli Lilly & Co		46,530

1,000	Emachines Inc		340

200	Emagin Corp		424

3,051	EMC Corp		202,892

500	Emerson Electric Co		39,405

690	Emulex Corp		55,152

2,200	Emusic.Com Inc		550

54,393	Endwave Corp		169,706

244	Energy Conversion Devices Inc		4,895

3,000	Engage Technologies Inc		2,250

60	Enron Corp		4,987

250	Entrust Technologies Inc		3,250

140	Eog Res Inc		7,647

1,000	Epicedge Inc		370

100	Equity Residential		5,531

3,940	Ericsson L M Tel Co – Spons ADR		44,049

5,800	E-Sync Networks Inc		4,698

4,000	Etoys Inc		720

550	Eurotech Ltd		754

400	Evoke Communications Inc		700

800	Exchange Applications Inc		968

2,118	Exodus Communications Inc		42,212

15,194	Exponent Inc		142,368

200	Extended Stay Amer Inc		2,570

1,150	Extreme Networks Inc		44,988

500	F5 Networks Inc		4,750

16,640	Federal Mogul Corp		38,438

200	Fedex Corp		7,992

750	Fibercore Inc		2,715

700	Finders Keepers Inc		14

1,400	Finisar Corp		40,502

1,478	Finova Grp Inc		1,478

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

100	First Industrial Realty Trust Inc		3,400

1,000	First Union Corp		27,810

100	Flexpoint Sensor Sys Inc		3

1,800	Flextronics Intl Ltd		51,300

2,527	Ford Motor Co		59,207

200	Fortune Brands Inc		6,000

398	Foundry Networks Inc		5,970

60	Four Seasons Hotel Inc		3,817

100	Franchise Fin Corp Amer		2,331

250	Freeport-Mcmoran Copper & Gold Inc Depositary Shares Repstg Gold – preferred		4,358

65	Fuelcell Energy Inc		4,453

1,000	Fusion Networks Hldgs Inc		150

100	Galileo Technology Ltd		1,343

920	Gap Inc		23,460

135	Gateway Inc		2,429

460	Gemstar Tv Guide Intl Inc		21,215

4,900	Genelabs Technologies Inc		19,600

130	Genentech Inc		10,595

2,807	General Electric Co		134,540

1,500	General Magic Inc		2,100

150	General Mtrs Corp		7,640

450	General Mtrs Corp Cl H		10,350

200	Genesis Microchip Inc		1,824

10,240	Genuity Inc		51,507

900	Genus Inc		1,431

60	Genzyme Corp Generaldivision		5,392

160	Gillette Company		5,779

3,330	Global Crossing Ltd		47,652

100	Global Marine Inc		2,837

4,582	Globalstar Telecommunications Ltd		4,124

1,300	Globespan Inc		35,750

100	Golden West Finl Corp		6,750

300	Goodyear Tire & Rubber Company		6,897

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

15,500	Groen Brothers Aviation Inc		16,430

165	H Pwr Corp		1,267

61	H&Q Healthcare Fd Sh Ben Int		1,495

30	Handspring Inc		1,163

257	Harley-Davidson Inc		10,216

500	Harmonic Inc		2,840

400	Hartcourt Cos Inc		216

500	Hasbro Inc		5,310

40	Hearme Inc		25

645	Hei Inc		6,450

15	Heinz H J Company		711

250	Helix Technology Corp		5,905

1,396	Hewlett-Packard		44,058

600	Hollywood Entertainment Corp		636

3,905	Home Depot Inc		178,380

2,600	Homebase Inc		2,600

501	Honeywell Intl Inc		23,702

50	Hot Topic Inc		822

400	Human Genome Sciences Inc		27,724

3,170	Hydrogenics Corp		13,060

2,000	Hydrogiene Corp		40

100	Hyperion Solutions Corp		1,543

1,300	Hytek Microsystems Inc		5,928

1,000	I Link Corp		780

120	I-2 Technologies Inc		6,532

100	Ibis Technology Corp		1,918

14,000	Icg Communications Inc		1,680

100	Idt Corp		2,037

125	Ii-Vi Inc		1,898

400	Illuminet Hldgs Inc		9,048

50	Imaging Diagnostic Sys Inc		44

30	Imclone System Inc		1,328

1,750	Immune Response Corp		4,428

500	Immunogen Inc		10,715

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

300	Impath Inc		19,950

800	Infineon Technologies Ag – Spons ADR		28,800

1,500	Infonet Svcs Corp		7,500

5,600	Infonow Corp		7,840

100	Information Architects Corp		162

1,300	Informix Corp		3,848

2,060	Infospace Com Inc		18,210

64,000	Infotopia Inc		12,160

185	Inktomi Corp		3,306

300	Innodata Corp		3,300

100	Inrange Technologies Corp		1,668

80,158	Insignia Solutions Plc – Spons ADR		375,139

790	Integrated Device Tech Inc		26,015

1,000	Integrated Silicon Solution Inc		14,370

30,762	Intel Corp		924,706

7,300	Intelect Communications Inc		2,701

330	Inter Tel Inc		2,534

1,000	Interdigital Communications Corp		5,400

745	Intermedia Comm Inc		5,349

845	Internap Network Svcs Corp		6,092

250	International Paper Co		10,203

3,000	Internet Business Intl Inc		240

725	Internet Cap Group Inc		2,378

800	Internet Law Libr Inc		144

1,500	Internet Pictures Corp		1,440

1,000	Interneuron Pharmaceuticals Inc		1,280

65	Intertrust Technologies Corp		215

200	Interwave Communications		312

25	Intimate Brands Inc		375

212	Intl Business Machines Corp		18,020

2,900	Intl Fibercom Inc		14,297

1,020	Intl Rectifier Corp		30,600

100	Intuitive Surgical Inc		818

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

2,000	Iprint.Com Inc		1,420

21,300	Irvine Sensors Corp		25,773

500	Ishares Tr S&P Small Cap 600 Index Fd		54,045

5,400	Isis Pharmaceuticals Inc		57,024

200	Ivax Corp		7,660

100	Ixia		2,287

1,000	Ixl Enterprises Inc		960

200	Ixys Corp		2,924

400	J2 Global Communicatons Inc		112

1,850	Jabil Circuit Inc		46,935

1,050	Jakks Pac Inc		9,513

300	Jawz Inc		138

4,874	JDS Uniphase Corp		203,490

200	Johnson & Johnson		21,012

3	JP Morgan & Co Inc		497

1,706	Juniper Networks Inc		215,263

2,000	K Mart Corp		10,620

20,000	Kaire Hldgs Inc		1,400

200	Kansas City Southn Inds Inc		2,024

250	Kcs Energy Inc		1,015

350	Kemet Corp		5,292

945	Kla Tencor Corp		31,828

1,200	Kleenair Sys Inc		300

1,100	Knight Trading Group Inc		15,323

300	Koninklijke Philips Electrs N V – Spons ADR		10,875

750	Kopin Corp		8,250

100	Koss Corp		2,312

34	Krispy Kreme Doughnuts		2,822

225	Kulicke & Soffa Inds		2,516

160	Laboratory Corp Amer Hldgs		28,160

600	Lam Research Corp		8,700

100	Lason Inc		24

100	Leap Wireless Intl Inc		2,493

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

100	Legato Systems Inc		743

40	Level 3 Communications Inc		1,312

200	Lexmark Intl Group Inc		8,862

100	Liberate Technologies		1,356

110	Lifecell Corp		175

100	Lifeminders Inc		328

112	Lightpath Technologies Inc		1,553

400	Liquid Audio Inc		1,000

15,000	Lithium Technology Corp		3,150

700	Litton Inds Inc		55,076

2,910	Lockheed Martin Corp		98,795

40	London Pacific Group Ltd – Spons ADR		302

17,239	Loral Space & Communications		54,820

610	Lowes Cos Inc		27,145

4,092	Lsi Logic Corp		69,932

13,774	Lucent Technologies Inc		185,949

20	Luminex Corp		520

50	Macrovision Corp		3,700

500	Mail-Well Inc		2,155

200	Marchfirst Inc		292

140	Marvell Technology Group Ltd		3,070

1,000	Mattel Inc		14,440

165	Maxim Pharmaceuticals Inc		1,051

45	Maxim Integrated Products Inc		2,149

175	MBNA Corp		6,463

250	Mcdata Corp		13,688

255	McDonald’s Corp		8,670

100	Mcleodusa Inc		1,412

300	Mcsi Inc		6,393

400	Measurement Specialties Inc		7,800

200	Mediabay Inc		324

1,000	Mediaplex Inc		840

150	Medimmune Inc		7,152

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

400	Mercator Software Inc		2,148

200	Merck & Co Inc		18,724

37	Mercury Interactive Corp		3,337

900	Metalink Ltd Shs		8,550

542	Metricom Inc		5,420

3,391	Metromedia Fiber Network Inc		34,317

170	Microchip Technology Inc		3,728

520	Micromuse Inc		31,361

443	Micron Technology Inc		15,727

3,926	Microsoft Corp		170,506

50	Microvision Inc		881

1,000	Midway Games Inc		7,100

100	Millennium Pharmaceuticals Inc		6,181

3,200	Millennium Cell Inc		32,192

400	Minimed Inc		16,800

100	Minnesota Mining & Manufacturing Co		12,050

500	Morgan Stanley Asia Dean Witter Asia Pacific Fd Inc		4,340

200	Morgan Stanley Dean Witter & Co		15,850

8,109	Motorola Inc		164,207

828	Mp3.Com Inc		2,973

850	Mrv Communications Inc		11,365

500	M-Wave Inc		3,935

140	Myriad Genetics Inc		11,550

4,380	Nasdaq 100 Shares		255,661

200	National City Corp		5,750

300	National Health Investors Inc		2,211

1,725	National Semiconductor Corp		34,707

9,850	Nct Group Inc		1,675

200	Neorx Corp		1,050

100	Net2phone Inc		737

100	Netbank Inc		656

10	Netegrity Inc		543

1,000	Netergy Networks Inc		1,680

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

1,600	Netopia Inc		6,896

1,275	Netro Corp		8,925

700	Netsilicon Inc		2,576

2,915	Network Appliance Corp		187,085

100	Network Engines Inc		418

2,500	Netzero Inc		2,025

50	New Era Of Networks Inc		291

915	New Focus Inc		31,677

450	Newport Corp		35,352

200	Next Level Communications Inc		2,262

100	Nextel Communs Inc		2,468

50	Nhancement Technologies Inc		241

500	Niku Corp		3,640

50	Noble Drilling Corp		2,172

6,026	Nokia Corp – Spons ADR		262,131

2,615	Nortel Networks Corp		83,837

100	North Fork Ban Corporation Inc		2,456

850	Northpoint Communications Hldgs Inc		264

100	Novartis Ag – Spons ADR		4,475

83	Novell Inc		430

410	Novellus System Inc		14,682

50	Noven Pharmaceuticals Inc		1,856

752	Nvidia Corp		24,628

2,000	Nx Networks Inc		1,240

200	O2wireless Solutions Inc		1,874

75	Oak Technology Inc		651

100	Occidental Petroleum Corp		2,425

300	Office Depot Inc		2,136

1,000	Officemax Inc		2,870

100	Omi Corporation		643

10,000	On2.Com Inc		5,800

60	Oni Sys Corp		2,374

10,000	Opal Technologies Inc		900

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

185	Openwave Sys Inc		8,799

200	Opnet Technologies Inc		2,986

2,100	Optical Communication Prods Inc		23,625

200	Opticnet Inc		0

10,306	Oracle Corp		300,111

3,000	Orbital Engine Corp Ltd – Spons ADR		20,790

200	Orchid Biosciences Inc		2,800

380	Osi Pharmaceuticals Inc		30,423

1,651	Owens Corning		1,337

250	Pacific Aerospace & Electronics Inc		93

2,200	Pacific Centy Cyberworks Ltd – Spons ADR		13,464

1,639	Palm Inc		46,302

150	Park Electrochemical		4,602

1,000	Parker Drilling Co		5,060

250	Patina Oil & Gas Corp		6,000

295	Peco Ii Inc		7,614

100	Pegasus Soulutions Inc		690

200	Peregrine Pharmaceuticals Inc		186

900	Peregrine Sys Inc		17,712

140	Pericom Semiconductor Corp		2,580

220	Pfizer Inc		10,120

1,000	Pfsweb Inc		750

500	Pharmaceutical Holders Tr Depositary Rcpt		57,125

100	Philip Morris Inc		4,400

40	Pitney Bowes Inc		1,325

40	Plexus Corp		1,215

1,140	Plug Pwr Inc		16,667

519	Pmc Sierra Inc		40,804

250	Polycom Inc		8,078

200	Pomeroy Computer Res Inc		3,036

600	Portal Software Inc		4,704

996	Power One Inc		39,153

750	Powerwave Technologies Inc		43,823

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

100	Pre Paid Legal Svcs Inc		2,550

2,120	Precision Optics Inc		4,897

3,030	Priceline.Com Inc		3,969

5,000	Primus Telecommunications Gp		11,550

125	Procter & Gamble Co		9,804

100	Proxicom Inc		412

150	Proxim Inc		6,450

4,800	Psinet Inc		3,600

1,000	Pt Telkom — Spons ADR		4,120

1,850	Puma Technology Inc		7,678

1,500	*Putnam Premier Income Trust Shares		9,180

1,000	Qiao Xing Universal Telephone Inc		4,370

252	Qlogic Corp		19,449

250	Qlt Inc		7,000

1,245	Qualcomm Inc		102,239

450	Quantum Corp		5,963

180	Quest Diagnostics Inc		25,560

635	Radica Games Ltd		1,067

356	Rainbow Technologiesinc		5,582

1,038	Rambus Inc		37,887

325	Rational Software Corp		12,633

2,000	Razorfish Inc		3,060

570	Realnetworks Inc		4,948

1,081	Red Hat Inc		6,681

244	Rediff Com India Ltd		610

21	Research In Motion Ltd		1,687

14,733	RF Micro Devices Inc		404,126

2,000	Rhythms Netconnections Inc		2,120

7,900	Rite Aid Corp		18,723

200	Rockford Corp		950

8,730	Rosetta Inpharmaticsinc		139,069

10	RSA Sec Inc		528

800	RSL Communications Ltd		136

800	Rubios Restaurants Inc		2,048

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

100	Ruby Tuesday Inc		1,525

1,100	Safeguard Scientific Inc		7,282

40	Sage Inc		590

100	Salton Inc		2,068

555	Sandisk Corp		15,401

50	Sanmina Corp		3,831

200	Sara Lee Corp		4,912

100	Savvis Communications Corp		87

550	Sawtek Inc		25,366

200	Sci Sys Inc		5,274

1,000	Sciclone Pharmaceuticals Inc		3,900

100	Scientific Atlanta Inc		3,256

6,400	Screamingmedia Inc		19,200

300	Scheid Vineyards Inc		927

263	SDL Inc		38,971

120	Sears Roebuck & Co		4,170

1,000	Sector Spdr Tr Shs Ben Int Energy		33,180

1,000	Sector Spdr Tr Shs Ben Int Technology		31,310

100	Secure Computing Corp		987

300	Semiconductor Holdrstr		14,700

12,888	Semiconductor Laser Intl Corp		1,547

706	Sensar Corp		304

200	Sepracor Inc		16,024

5,000	Service Sys Intl Ltd		1,850

750	Shopss.Com Inc		630

10,000	Sideware Sys Inc		4,800

322	Siebel Sys Inc		21,754

10,000	Silicon Gaming Inc		600

1,000	Silicon Graphics Inc		4,000

2,768	Silicon Storage Technology Inc		32,690

500	Silicon Valley Research Inc		65

100	Silicon Vy Bancshare		3,450

300	Simple Technology Inc		1,143

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

3,700	Simtek Corp		1,184

200	Six Flags Inc		3,436

500	Sk Telecom Ltd – Spons ADR		11,780

900	Sketchers U S A Inc		13,950

2,635	Smarterkids.Com Inc		1,397

5,200	Smartire Sys Inc		11,024

160	Sohu.Com Inc		354

70	Solectron Corp		2,373

400	Somnus Med Technologies Inc		148

950	Sonus Networks Inc		23,921

80	Sony Corp – Spons ADR		5,560

50	Source Information Mgmt Co		188

43	Southwest Airlines Co		1,442

100	Sovereign Bancorp Inc		806

500	Spectralink Corp		7,185

25	Sprint Corp (Fon Group)		508

200	Sprint Corp Pcs Grp		4,086

400	Stan Lee Media Inc		48

100	Standard & Poors Depositary Receipts		13,118

1,000	Stanford Microdevices Inc		35,930

100	Starbuck’s Corp		4,425

7,700	Starnet Communications Intl Inc		3,157

40	State Str Corp		4,968

5,100	Stemcells Inc		12,546

100	Stillwater Mining Co		3,935

2,000	STM Wireless Inc		5,500

50	Stmicroelectronics		2,141

1,591	Storagenetworks Inc		39,870

2,600	Stratos Lightwave Inc		44,200

1,000	Struthers Inc		180

10,361	Sun Microsystems		288,139

1,000	Sunbeam Corp		310

100	Sungard Data Sys Inc		4,712

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

400	Sunrise Technologies Intl Inc		700

700	Superconductor Technologies Inc		2,534

75	Supertex Inc		1481

140	Swift Energy Co		5,267

1,320	Sycamore Networks Inc		49,408

80	T Rowe Price Assoc Inc		3,490

1,590	Taiwan Semiconductor Mfg Co – Spons ADR		27,428

4,500	Talk Visual Corp		495

200	Tanisys Technology Inc		108

500	Tanning Technology		1,750

225	Target Corp		7,256

840	Technitrol Inc		34,541

27,800	Telaxis Communications Corp		50,318

6	Telecommunication Sys Inc		20

300	Teledyne Technologies Inc		7,086

1,000	Telemonde Inc		100

6,100	Telocity Inc		12,200

65	Tellabs Inc		3,668

146	Tenneco Automotive Inc		438

80	Teppco Partners L.P		1,965

450	Teradyne Inc		16,763

300	Terayon Communications Sys		1,209

143	Terra Networks – Spons ADR		1,510

36	Texaco Inc		2,236

3,025	Texas Instruments Inc		143,294

500	Theragenics Corp		2,500

4,000	Thermoelastic Technologies Inc		840

9,139	Thermotek Intl Inc		1,371

1,380	Three-Five Sys Inc		24,840

300	Tickets.Com Inc		75

100	Titan Corp		1,625

267	Tlc Laser Eye Ctrs Inc		358

431	Tollgrade Communications Inc		15,732

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

40	Toys “R” Us Inc		667

1,000	Trans World Airlines Inc		1,050

700	Transmeta Corp		16,401

50	Transocean Sedco Forex Inc		2,300

750	Transwitch Corp		29,340

1,330	Trendwest Resorts Inc		35,405

500	Tricord Systems		4,030

600	Triquint Semiconductor Inc		26,208

200	Tumbleweed Communications Corp		3,412

775	Turnstone Sys Inc		5,665

210	Tut Sys Inc		1,733

55	Tyco Intl Ltd		3,053

4,000	U S Interactive Inc		1,120

50	UAL Corp		1,947

1,000	Unify Corp		250

800	Unisys Corp		11,696

345	United Parcel Svc		20,269

100	Unitedhealth Group Inc		6,137

50	Univision Communications Inc		2,046

2,000	Usinternetworking Inc		9,860

75	VA Linux Sys Inc		607

200	Vans Inc		3,374

328	Varian Semiconductor Equiptment Assocs Inc		7,708

13,500	Vasommedical Inc		29,835

1400	Velocityhsi Inc		28

400	Venator Group Inc		6,200

2,000	Veridien Corp		100

230	Verisign Inc		17,061

275	Veritas Software Co		24,063

400	Verizon Communications		20,048

12,000	Vertical Computer Sys Inc		600

800	Verticalnet Inc		5,320

175	Vialink Co		492

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

1,173	Viant Corp		4,610

480	Viasat Inc		6,360

1,425	Viatel Inc		5,159

300	Viewpoint Corp		1,620

800	Vignette Corp		14,496

1,000	Viragen Inc		1,310

1,000	Virata Corp		10,870

100	Viropharma Inc		1,437

1,600	Vishay Intertechnology Inc		24,192

100	Visteon Corp		1,150

1,000	Visual Data Corp		1,060

320	Vitesse Semiconductor Corp		17,699

300	Vitria Technology Inc		2,304

300	Vixel Corp		552

100	W H Energy Svcs Inc		1,956

285	Wal Mart Stores Inc		15,139

39	Watchguard Technologies Inc		1,231

5,000	Wavo Corp		150

1,700	Webb Interactive Svcs Inc		2,856

1,100	Webvan Group Inc		506

500	Westell Technologies Inc		1,515

2,400	Western Digital Corp		5,832

1,481	White Electronic Designs Corp		9,434

525	Williams Cos Inc		20,963

2,575	Wind River Systems		87,705

50	Winstar Communications Inc		584

250	WJ Communications Inc		3,530

36,000	World Trans Auth Inc		8,280

5,080	Worldcom Inc		71,425

3,770	Xerox Corporation		17,417

190	Xeta Technologies Inc		1,875

700	Xicor Inc		2,338

1,245	Xilinx Inc		57,731

6,100	Xin Net Corp		3,782

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Stocks – Common and Preferred (continued)

200	Xo Communications Inc		3,562

200	X-Rite Inc		1,556

2,468	Yahoo Inc		74,040

1,000	Youbet.Com Inc		930

5,500	Zale Corp		159,830

700	Zamba Corp		1,834

300	Zany Brainy Inc		159

400	Zila Inc		800

400	Zixit Corp		3,400

200	Zoran Corporation		3,000

			845,156,064

	Guaranteed Investment Contracts

	Security Backed Investments

	INVESCO Group Trust:

	Beta Fund—PRIMCO:

	Continental Assurance Co., Contract 63005575, due January 5, 2001, 6.13%		16,053,958

	Gamma Fund—PRIMCO:

	Chase Manhattan Bank, Contract 401743-G, 6.69%, set annually		18,079,111

	Epsilon Fund—PRIMCO:

	Monumental Life Ins. Co., Contract 00212TR-1, due January 23, 2001, 6.66%		210,548

	Theta Fund—PIMCO:

	Bankers Trust (Del) BASIC, Contract 97-892THT, 6.34%, set annually		63,757,383

	Kappa Fund—Putnam:

	Continental Assurance Co., Contract 25719-101, 6.51%, set annually		25,944,356

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Guaranteed Investment Contracts

	INVESCO Group Trust:

	Omicron Fund—PRIMCO:

	Caisse des Depots (CDC), Contract 1115-01, 6.62%, set annually		5,675,030

			129,720,386

	Separate Accounts:

	Aetna Life Ins. & Ann. Co.:

	Contract 14612, 6.69%, set annually		30,610,573

	Allstate Life Ins. Co.:

	Contract 31053, 6.16%, set annually		6,502,464

	John Hancock Mutual Life:

	Contract 8712, due January 2, 2001, 6.60%		6,003,153

	Contract 7441, 7.02%, set annually		48,255,947

	Metropolitan Life Ins. Co.:

	Contract 24844, 5.80%, set annually		33,030,155

			124,402,292

	Synthetics

	Continental Assurance Co.:

	Contract 63005751, 6.69%, set annually		2,201,570

	Monumental Life Ins. Co.:

	Contract 00090TR, 7.28%, set annually		38,013,704

	Rabobank Nederland:

	Contract TRW090001, 6.76%, set annually		21,920,899

	State Street Bank & Trust:

	Contract 98149, 6.20%, set annually		71,994,189

			134,130,362

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Guaranteed Investment Contracts (continued)

	Non-Participating Synthetics:

	Caisse des Depots (CDC):

	Contract 115-06, due July 2, 2001, 6.76%		2,066,864

	Contract 115-07, due December 12, 2002, 5.52%		6,017,641

			8,084,505

	General Account Investments:

	Variable Rate & Fixed Term:

	John Hancock Mutual Life:

	Contract 14909GAC, due May 1, 2003, 7.20%		6,070,112

	Contract 7314-1, due December 2, 2002, 5.63%		–

			6,070,112
	Cash & equivalents:

	Putnam Fiduciary Trust:

	Contract 100232, due January 1, 2001, 6.89%		19,805,433

	Total Guaranteed Investment Contracts		422,213,090

	Common Trust Funds

49,002,877	*Putnam S&P 500 Index Fund		689,213,368

11,495,172	*Putnam Small Company Equity Fund		152,709,997

1,621,522	*Putnam Bond Index Fund		17,851,252

			859,774,617

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Shares of Registered Investment Companies

3,627,579	PBHG Emerging Growth Fund		86,118,736

1,643,091	Bernstein International Value Portfolio II		28,261,160

9,492,833	*Putnam Investors Fund		146,854,131

4,573,020	PIMCO Total Return Fund		47,513,681

472,337	*Putnam International Growth Fund		11,713,947

2,201,545	*Putnam Vista Fund		29,434,659

153,445	Fidelity Magellan Fund		18,305,954

3,873,329	Putnam Money Market Fund		3,873,329

1,061	American Century: Inflation Adjusted Treasury Fund		10,172

529	American Century: International Bond Fund		5,423

74	Amerindo Technology Class D		867

521	Artisan International Fund		11,425

655	Berger Small Company Growth Investor Class		3,140

1,015	Berkshire Focus Fund		33,956

92	Bridgeway Aggresive Growth Portfolio		4,005

657	CGM Realty Fund		8,901

170	Deutsche European Equity Investment Class		4,704

234	Dlj Technology Fund Class R		2,058

4,595	Dresdner RCM Biotechnology Fund		167,198

2,208	Dresdner RCM Global Health Care Fund		54,321

201	Dresdner RCM Global Small Cap Fd Class N		3,743

121	Dresdner RCM Global Small Cap Fund Class I		2,273

762	Excelsior Value & Restructuring		25,800

1,836	Fidelity Aggressive Growth Fund		66,443

84	Fidelity Blue Chip Growth Fund		4,378

1,152	Fidelity Capital And Income Fund		8,905

183	Fidelity Convertible Securities Fund		3,815

853	Fidelity Diversified International Fund		18,720

1,206	Fidelity Fund		39,541

1,701	Fidelity Growth Company		121,526

418	Fidelity High Income Fund		3,956

3,745	Fidelity Large Cap Stock Fund		66,474

2,845	Fidelity Mid Cap Stock Fund		74,165

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Shares of Registered Investment Companies (continued)

1,387	Fidelity Real Estate Investment Portfolio Fund		25,666

753	Fidelity Retirement Growth Fund		16,592

756	Fidelity Select Biotechnology Fund		65,698

2,018	Fidelity Select Electronics Fund		116,620

174	Fidelity Select Technology Fund		15,460

743	Firsthand Technology Leaders Fund		25,146

1,046	Firsthand Technology Value Fund		77,815

393	FMI Focus Fund		11,334

401	Gabelli Growth Fund		15,182

763	Genomics Fund. Com		5,654

245	Green Century Balanced Fund		4,605

212	Harbor Capital Appreciation Fund		7,568

530	Harbor Intl Fund		18,611

1,818	Invesco Dynamics Fund		43,223

253	Invesco Financial Services Fund		8,193

556	Invesco Leisure Fund		20,341

585	Invesco Technology II Fund		34,995

1,291	Invesco Telecommunications Fund		46,841

151	IPS Millennium Fund		7,881

2,994	Janus Enterprise Fund		159,532

4,201	Janus Fund		139,869

301	Janus High-Yield Fund		2,919

345	Janus Mercury Fund		10,247

5,493	Janus Orion Fund		38,509

1,250	Janus Special Situations Fund		22,120

7,789	Janus Strategic Value Fund		81,942

3,172	John Hancock Technology Fund		27,411

290	Legg Mason Value Trust		16,101

683	Longleaf Partners Fund		15,519

1,194	Marsico Focus Fund		20,585

1,016	Matthews Asian Technology Fund		4,237

159	MFS Emerging Growth Fund Class B		6,836

126	Munder Framlington Healthcare Class C		3,615

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Shares of Registered Investment Companies (continued)

3,303	PBHG Global Technology & Comm. Fund		24,409

217	PBHG Growth Fund		6,758

839	PBHG Large Cap 20		21,156

1,456	PBHG Large Cap Growth Fund		42,384

9,410	PBHG Select Equity Fund		387,990

1,631	PBHG Small Cap Value Fund		32,098

295	PBHG Strategic Small Company Fund		4,504

1,196	PBHG Technology & Communication Fund		41,182

659	PIMCO Innovation Class C		25,646

701	PIMCO Innovation Class A		28,884

1,639	PIMCO Target Class A		38,209

1,536	Pin Oak Aggressive Stock Fund		71,404

12	*Putnam Health Sciences Trust Fund		986

10,795	Red Oak Technology Select Portfolio		235,130

433	Rockland Growth Institutional Fund		8,968

3,413	Royce Low Priced Stock Fund		31,921

683	RS Aggressive Growth Fund		5,621

104	RS Emerging Growth Fund		4,595

3,212	RS Internet Age Fund		20,979

264	Schroder US Smaller Companies Fund		4,064

876	Selected American Shares Fund		30,954

251.	Strong Enterprise Fund		7,123

188	Strong U.S. Emerging Growth Fund		3,613

2,447	T. Rowe Price Developing Technology Fund		17,540

2,329	T. Rowe Price Global Technology		17,306

296	T. Rowe Price Midcap Growth Fund		11,792

500	Templeton Emerging Mkt Fund		3,810

782	The Bender Growth Class C		25,295

1,209	Third Avenue Value Fund		43,808

516	Turner Core High Quality Fixed Income Fund		5,313

1,124	Turner Midcap Growth Fund		34,395

886	Turner Technology Fund		11,324

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of			Current
Shares	Description	Cost	Value

	Shares of Registered Investment Companies (continued)

521	Tweedy Brown Global Value Fund		10,410

1,102	Value Line Special Situations Fund		25,969

375	Van Wagoner Mid Cap Fund		7,608

3,012	Van Wagoner Post Venture Fund		79,899

103	Van Wagoner Technology Fund		4,316

1,490	Vanguard Fixed Inc High Yield Corporate		9,970

126	Vanguard Growth Index Trust Fund		3,859

1,694	Vanguard Index Trust Total Stock Market		49,595

732	Vanguard Windsor		11,202

161	Warburg Pincus Global Telecommunications		6,821

383	Warburg Pincus Global Post Venture Capital Fund		8,715

822	Weitz Value Fund		28,971

1,970	White Oak Growth Stock Fund		124,260

			375,559,129

	Bonds and Notes

50	Conseco Inc Note 6.400%		3,800

150	Federal Home Ln Mtg Corporate Debenture 6.510%		15,519

150	Federal Natl Mtg Note 6.470%		14,871

40	Fleet Finl Group Inc Medium Term Sub Notes 7.300%		3,944

150	General Electric Capital Corp Note 8.300%		15,196

150	General Electric Capital Corporate Note 6.500%		16,734

1,000	MBNA Amer Bank 6.800%		100,000

50	Owens Ill Inc Senior Note 7.15%		2,800

100	Pacific Bell Debenture 7.50%		9,588

50	Penney J C Inc Note 7.600%		3,011

100	Saks Inc Note 8.250%		6,000

40	Sprint Corp Note 8.125%		4,061

140	Texas Utils Elec Co 6.750%		14,274

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of				Current
Shares		Description	Cost	Value

		Bonds and Notes (continued)

2,850		United States Treasury Inflation Protection Notes 3.875%		292,211

250		United States Treasury Inflation Protection Notes 4.250%		25,983

40		United States Treasury Note 5.750%		3,504

40		Waste Mgmt Inc Debenture 8.750%		3,866

				535,362

		*Participant Loans	At interest rates ranging from 6% to 11.5%	56,369,752

		Total assets held for investment purposes		$2,559,608,014

	*	Indicates party-in-interest.

The TRW Employee Stock Ownership and Stock Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year Ended December 31, 2000

				Current Value
	Purchase	Selling	Cost of	of Asset on	Net Gain
Description of Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (III) — Series of Transactions in Excess of 5% of the Fair Value of Plan

Assets

*TRW Inc. Common Stock	$324,449,960		$324,449,960	$324,449,960

		$270,978,723	230,770,776	270,978,723	$40,207,947

There were no category (I), (II), or (IV) reportable transactions during 2000.

* Indicates party-in-interest

SIGNATURES

      The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TRW Employee Stock Ownership and Savings Plan

Date:	May 18, 2001	By:	/s/	Kathleen A. Weigand

Kathleen A. Weigand
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT	EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Ernst & Young LLP

24	Power of Attorney